11995 Singletree Lane Suite 500 Minneapolis, MN 55344
September 2, 2009
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F. Street, N.E.
Washington, D.C. 20549-6010

Re:	Virtual Radiologic Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 (File No. 001-33815)
Dear Mr. Rosenberg:
The following letter is hereby provided by Virtual Radiologic Corporation (the “Company”) in response to a letter from the staff of the United States Securities and Exchange Commission dated August 20, 2009 which contained Staff comments regarding the above-referenced filings. The Company hereby acknowledges receipt of the Staff’s letter and request for response thereto within 10 business days. The Company respectfully requests additional time to properly respond to the Staff’s comments. The Company anticipates filing its response with the Staff on or before September 18, 2009.
Should you have any questions with regard to this request please contact the undersigned at 952-595-1100.
Very truly yours,
/s/ Jamison A. Young
Jamison A. Young
Controller